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Exhibit 20.1

Packaging Corporation of America Successfully Completes Tender Offer for Any and All of Its 9 5/8% Senior Subordinated Notes Due 2009

        LAKE FOREST, Ill.—July 22, 2003—Packaging Corporation of America (NYSE: PKG) announced today the successful completion of its tender offer for any and all of its $550 million outstanding 9 5/8% Series B Senior Subordinated Notes due 2009 (CUSIP No. 695156AD1) (the "Notes"). Approximately $546.4 million or 99.3% of the Notes were tendered in the tender offer. In addition, the indenture under which the Notes were issued was amended to eliminate or modify substantially all of the restrictive covenants and certain events of default and related provisions in the indenture. The Notes were accepted for payment and the amendments became operative on July 22, 2003. PCA paid approximately $602 million, plus accrued interest, for the Notes validly tendered and the consents validly delivered.

        Morgan Stanley and Goldman Sachs acted as Dealer Managers and Georgeson Shareholder Communications acted as Information Agent for the tender offer and consent solicitation.

        PCA is the sixth largest producer of containerboard and corrugated packaging products in the United States with sales of $1.7 billion in 2002. PCA operates four paper mills and 65 corrugated product plants in 25 states across the country.

CONTACT:

Barbara Sessions
Packaging Corporation of America
INVESTOR RELATIONS: (877) 454-2509
PCA's Website: www.packagingcorp.com

        Some of the statements in this press release are forward-looking statements. Forward-looking statements include statements about our future financial condition, our industry and our business strategy. Statements that contain words such as "will", "should","anticipate","believe", "expect", "intend", "estimate", "hope" or similar expressions, are forward-looking statements. These forward-looking statements are based on the current expectations of PCA. Because forward-looking statements involve inherent risks and uncertainties, the plans, actions and actual results of PCA could differ materially. Among the factors that could cause plans, actions and results to differ materially from PCA's current expectations include the following: the impact of general economic conditions; containerboard and corrugated products general industry conditions, including competition, product demand and product pricing; fluctuation in wood fiber and recycled fiber costs; fluctuations in purchased energy costs; and legislative or regulatory requirements, particularly concerning environmental matters, as well as those identified under the exhibit "Risk Factors" in PCA's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission and available at the SEC's website at "www.sec.gov".

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  Packaging Corporation of America Successfully Completes Tender Offer for Any and All of Its 9 5/8% Senior Subordinated Notes Due 2009